The Philosopher's Stoneground, Inc DBA Philosopher Foods (the

"Company") a California Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Philosopher Foods

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 SC County Bank x7374	108,158.89
1100 Petty Cash	208.00
Clearing Accounts	
1200 PayPal	2,536.38
Amazon Marketplace Clearing	1,627.35
Bill.com Money In Clearing	0.00
Bill.com Money Out Clearing	225.00
Cash Clearing	0.00
Faire Clearing	7,005.57
Shopify Clearing	25,858.00
Square Clearing	-403.48
Total Clearing Accounts	**36,848.82**
PayPal Bank	2,000.00
PayPal Bank New	291.62
Total PayPal Bank	**2,291.62**
Stripe Clearing	0.00
Total Bank Accounts	**$147,507.33**
Accounts Receivable	
Accounts Receivable	55,095.22
Total Accounts Receivable	**$55,095.22**
Other Current Assets	
Allowance for Doubtful Accounts	62,230.66
Inventory Asset	0.00
Finished Goods	35,159.38
Packaging	20,105.92
Prepaid Inventory	0.00
Raw Materials	39,475.41
Shipping Supplies	6,123.87
WIP	5,704.22
Total Inventory Asset	**106,568.80**
Prepaid Insurance	0.00
Prepaid Invoice	-4,475.97
Undeposited Funds	809.78
Total Other Current Assets	**$165,133.27**
Total Current Assets	**$367,735.82**

Philosopher Foods

Balance Sheet

As of December 31, 2024

	TOTAL
Fixed Assets	
Accumulated Amortization	-891.60
Machinery & Equipment	150,653.16
Accumulated Depreciation	-106,208.44
Total Machinery & Equipment	**44,444.72**
Vehicle-Mercedes Van	61,018.50
Vehicles - Van	0.00
Website Domain	10,699.18
Total Fixed Assets	**$115,270.80**
Other Assets	
Security Deposit	12,000.00
Total Other Assets	**$12,000.00**
TOTAL ASSETS	**$495,006.62**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	107,805.10
Total Accounts Payable	**$107,805.10**
Credit Cards	
Bank of America x6406	9,577.19
Chase Card x1764	38,666.46
Citi - Credit Card (3707)	5,067.18
Skypoint x7858	19,717.83
Total Credit Cards	**$73,028.66**
Other Current Liabilities	
Accrued Expense	0.00
Credit Key Loan	0.00
Deferred Revenue	1,137.81
Due to Fungi	0.00
Due to Regenerative Foods	0.00
Payroll Liability	0.00
Roth Contribution Liability	0.00
Sales Tax Payable	8.94
Total Other Current Liabilities	**$1,146.75**
Total Current Liabilities	**$181,980.51**

Philosopher Foods

Balance Sheet

As of December 31, 2024

	TOTAL
Long-Term Liabilities	
CARE Notes-	
Alpert - CARE Note	0.00
Armigo - CARE note	9,673.41
Corsaro Family - CARE Note	40,947.71
Dowdell - CARE note	46,892.30
Friedlander - CARE Note #1	23,446.15
Friedlander - CARE Note #2	48,245.30
Herzing - CARE Note	48,415.72
Raines Cohen - CARE note #1	47,892.30
Raines Cohen - CARE note #2	24,189.60
Rhys Marsh - CARE note #1	43,911.40
Rhys Marsh - CARE Note #2	46,229.26
Rhys Marsh - CARE Note #3	48,440.06
Rhys Marsh CARE Note #4	49,858.70
TSasque LLC - CARE Note	93,784.60
Total CARE Notes-	**571,926.51**
Convertible Notes	
Awni Hannun	96,113.22
Cienega Capital LLC	200,000.00
Daniel Hilsinger	3,333.00
Dowdell - Convertible	26,000.00
Dr. Bronner's	25,000.00
Frederick Smith	20,000.00
Friedlander - Convertible	100,000.00
Green Spark Capital II LLC	50,000.00
Mary Ann Hilary Furda	24,165.48
Michael Frost	20,000.00
Michael Mojher	11,111.76
Nicholas Tommarello - WeFunder Convertible Note #2	65,850.00
Nicholas Tommarello - WeFunder Convertible Note #3	8,411.00
Nicolas Tommarello - WeFunder Convertible Note #1	26,100.00
Robert Eisenbach	10,000.00
Roy Kornbluh	7,291.36
Taryn Segal	25,000.00
The A Team Foundation	10,000.00

Philosopher Foods

Balance Sheet

As of December 31, 2024

	TOTAL
Total Convertible Notes	**728,375.82**
Due to Lenders	
Armigo	0.00
Bill Duran	0.00
Furda	0.00
Gemini Benefits Partner	0.00
Hannun	0.00
Mark Richards	69,000.00
Mytels	0.00
Ravenscroft	0.00
Reynen	0.00
Weidman	30,000.00
Weinstein	0.00
Total Due to Lenders	**99,000.00**
EIDL	449,900.00
Fermentorium Loan - Leaf	11,047.80
Forklift/Racking Loan - Leaf	16,954.27
Loan - Bank of America (Mercedes)	0.00
Loan - Kiva	14,166.66
Pacific Community Ventures	69,523.81
PPP Loan #1	0.00
PPP Loan #2	0.00
SBA 7a Loan - BOLT	82,000.00
Total Long-Term Liabilities	**$2,042,894.87**
Total Liabilities	**$2,224,875.38**
Equity	
Opening Balance Equity	55,900.00
Owner Contributions	0.00
Owner Distributions	-11,288.40
Retained Earnings	-1,268,930.36
SAFE NOTES - TIG	42,500.00
Net Income	-548,050.00
Total Equity	**$ -1,729,868.76**
TOTAL LIABILITIES AND EQUITY	**$495,006.62**

Philosopher Foods

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 SC County Bank x7374	253,850.84
1100 Petty Cash	208.00
Clearing Accounts	
1200 PayPal	3,662.21
Amazon Marketplace Clearing	790.83
Bill.com Money In Clearing	0.00
Bill.com Money Out Clearing	0.00
Cash Clearing	0.00
Faire Clearing	449.59
Shopify Clearing	4,867.58
Square Clearing	0.00
Total Clearing Accounts	**9,770.21**
PayPal Bank	0.00
PayPal Bank New	947.21
Total PayPal Bank	**947.21**
Stripe Clearing	0.00
Total Bank Accounts	**$264,776.26**
Accounts Receivable	
Accounts Receivable	166,295.51
Total Accounts Receivable	**$166,295.51**
Other Current Assets	
Inventory Asset	0.00
Finished Goods	3,739.06
Packaging	6,053.17
Prepaid Inventory	0.00
Raw Materials	18,714.29
Shipping Supplies	2,078.45
WIP	8,936.48
Total Inventory Asset	**39,521.45**
Prepaid Insurance	0.00
Prepaid Invoice	-6,670.97
Undeposited Funds	1,844.27
Total Other Current Assets	**$34,694.75**
Total Current Assets	**$465,766.52**
Fixed Assets	
Accumulated Amortization	-891.60

Philosopher Foods

Balance Sheet

As of December 31, 2023

	TOTAL
Machinery & Equipment	104,996.85
Accumulated Depreciation	-106,208.44
Total Machinery & Equipment	**-1,211.59**
Vehicle-Mercedes Van	61,018.50
Vehicles - Van	0.00
Website Domain	10,699.18
Total Fixed Assets	**$69,614.49**
Other Assets	
Security Deposit	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$535,381.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	52,115.17
Total Accounts Payable	**$52,115.17**
Credit Cards	
Bank of America x6406	8,945.99
Chase Card x1764	40,894.61
Citi - Credit Card (3707)	3,000.00
Total Credit Cards	**$52,840.60**
Other Current Liabilities	
Credit Key Loan	-0.02
Deferred Revenue	2,097.81
Due to Fungi	0.00
Due to Regenerative Foods	42,000.00
Payroll Liability	0.00
Roth Contribution Liability	0.00
Sales Tax Payable	0.00
Total Other Current Liabilities	**$44,097.79**
Total Current Liabilities	**$149,053.56**
Long-Term Liabilities	
CARE Notes-	
Alpert - CARE Note	50,000.00
Corsaro Family - CARE Note	50,000.00
Dowdell - CARE note	50,000.00
Friedlander - CARE Note #1	75,000.00
Raines Cohen - CARE note #1	50,000.00
Rhys Marsh - CARE note #1	100,000.00

Philosopher Foods

Balance Sheet

As of December 31, 2023

	TOTAL
Total CARE Notes-	**375,000.00**
Convertible Notes	
Awni Hannun	96,113.22
Cienega Capital LLC	200,000.00
Daniel Hilsinger	3,333.00
Dr. Bronner's	25,000.00
Frederick Smith	20,000.00
Green Spark Capital II LLC	25,000.00
Mary Ann Hilary Furda	24,165.48
Michael Frost	20,000.00
Michael Mojher	11,111.76
Nicholas Tommarello - WeFunder Convertible Note #2	65,850.00
Nicholas Tommarello - WeFunder Convertible Note #3	8,411.00
Nicolas Tommarello - WeFunder Convertible Note #1	26,100.00
Roy Kornbluh	7,291.36
The A Team Foundation	10,000.00
Total Convertible Notes	**542,375.82**
Due to Lenders	
Armigo	971.20
Bill Duran	0.00
Furda	0.00
Gemini Benefits Partner	971.20
Hannun	0.00
Mark Richards	69,000.00
Mytels	485.60
Ravenscroft	971.20
Reynen	836.80
Weidman	1,456.80
Weinstein	485.60
Total Due to Lenders	**75,178.40**
EIDL	449,900.00
Loan - Bank of America (Mercedes)	7,462.24
Loan - Kiva	2,083.30
Pacific Community Ventures	94,613.29
PPP Loan #1	0.00
PPP Loan #2	0.00
Total Long-Term Liabilities	**$1,546,613.05**
Total Liabilities	**$1,695,666.61**
Equity	
Opening Balance Equity	55,900.00
Owner Contributions	18,685.00
Owner Distributions	-10,940.24

Philosopher Foods

Balance Sheet

As of December 31, 2023

	TOTAL
Retained Earnings	-794,792.18
SAFE NOTES - TIG	35,000.00
Net Income	-464,138.18
Total Equity	**$ -1,160,285.60**
TOTAL LIABILITIES AND EQUITY	**$535,381.01**

Philosopher Foods

Profit and Loss

January - December 2024

	TOTAL
Income	
4000 Sales	-2,622.09
Ecomm Sales	39.83
Amazon Sales	119,169.99
Faire Sales	65,781.60
Shopify Sales	364,598.28
Total Ecomm Sales	**549,589.70**
Wholesale	554,055.40
Shipping Income	464.56
Total Wholesale	**554,519.96**
Total 4000 Sales	**1,101,487.57**
4500 Deductions to Income	
Chargebacks/MCBs	-9,937.51
Discounts	-398.03
Sales Discount - Amazon	-560.32
Sales Discount - Faire	-1,498.20
Sales Discount - Shopify	-53,394.31
Sales Discount - Wholesale Quickpay	-2,875.60
Total Discounts	**-58,726.46**
Off Invoice	-204.70
Refunds	-695.55
Sales Refunds & Allowances - Amazon	-1,482.97
Sales Refunds & Allowances - Faire	-86.37
Sales Refunds & Allowances - Shopify	-5,968.73
Total Refunds	**-8,233.62**
Spoilage/Turnover	-1,403.94
Trade Spend	-9.69
Distributor Marketing	-25,602.20
Free Fills	-126.00
Scanbacks/Promos	-10,004.21
Slotting	-126.00
Total Trade Spend	**-35,868.10**
Total 4500 Deductions to Income	**-114,374.33**
Do Not Use - Grants & Rebates Income	1,941.25
PayPal Sales	11,538.75
Sales of Product Income	21.48
Shipping Income	641.81
Shipping Income - Amazon	296.57
Shipping Income - Faire	0.00

	TOTAL
Shipping Income - Shopify	11,474.78
Total Shipping Income	**12,413.16**
Total Income	**$1,013,027.88**
Cost of Goods Sold	
5000 Cost of Goods Sold	-2,448.28
5005 Product Cost	87,832.66
COGS - Finished Goods	209,883.04
COGS - Ingredients	-9,583.86
COGS - Labor Costs	22,180.63
COGS - Manufacturing/CoPacker Fees	114,119.19
COGS - Packaging	11,934.67
COGS - Supplies & Materials	10,182.85
COGS - WIP	4,244.06
Total 5005 Product Cost	**450,793.24**
Freight In	15,123.05
Total 5000 Cost of Goods Sold	**463,468.01**
Total Cost of Goods Sold	**$463,468.01**
GROSS PROFIT	**$549,559.87**
Expenses	
6000 Logistics & Fulfillment	-70.98
Freight Out	66,098.94
Merchant Account Fees	4,716.20
Shipping Charges - DTC	27,054.72
Warehouse & Fulfillment	75,851.74
Shipping Supplies	7,146.07
Total Warehouse & Fulfillment	**82,997.81**
Total 6000 Logistics & Fulfillment	**180,796.69**
6500 Selling Expenses	
Commissions	4,255.26
Consultants - Sales	30,737.58
Broker Fees - Distribution	6,500.00
Total Consultants - Sales	**37,237.58**
Total 6500 Selling Expenses	**41,492.84**
7000 Advertising & Marketing	5,129.22
Digital Media	12,221.11
Events & Tradeshows	5,632.15
General Marketing	23,032.75
Promotional & Printing	2,955.41
Samples	221.36
Social Media	11,370.10
Total 7000 Advertising & Marketing	**60,562.10**

Philosopher Foods

Profit and Loss
January - December 2024

	TOTAL
8000 General Administrative	745.06
Bank Charges & Fees	3,897.17
Certifications	1,627.39
Dues & Subscriptions	8,611.12
Equipment - Non Asset	5,585.50
Facility Expenses	108.88
Facility Changeover Related	17,039.42
Rent	55,401.84
Repairs & Maintenance	13,654.81
Utilities	9,271.60
Total Facility Expenses	**95,476.55**
Insurance	3,773.71
Licenses & Permits	2,372.88
Meals & Entertainment	1,402.17
Office Supplies	5,906.14
Payroll & Employee Related	
CalSavers Benefits	406.60
Contractors	9,908.75
Payroll Processing Fees	1,829.21
Payroll Taxes	72,163.52
Wages - Admin	103,660.60
Wages - Management	103,971.44
Worker's Comp	5,010.16
Total Payroll & Employee Related	**296,950.28**
Professional Services	17,046.66
Accounting & Finance	33,176.79
Business Consultants	156,450.83
Operations Consultants	59,259.93
Total Business Consultants	**215,710.76**
Legal Fees	8,082.00
Total Professional Services	**274,016.21**
Software Dues	21,024.01
Taxes & Licenses	7,539.65
Travel	14,374.29
Total 8000 General Administrative	**743,302.13**
8500 Research & Development	22,729.26
Research & Development - Contractors	2,760.00
Total 8500 Research & Development	**25,489.26**
PayPal Fees	1,488.47
Total Expenses	**$1,053,131.49**
NET OPERATING INCOME	**$ -503,571.62**

Philosopher Foods

Profit and Loss
January - December 2024

	TOTAL
Other Income	
9000 Other Income	
Credit Card Rewards	272.89
Other	6,000.00
Total 9000 Other Income	**6,272.89**
Total Other Income	**$6,272.89**
Other Expenses	
9500 Other Expenses	
Bad Debt	1,759.01
Interest Paid	48,992.26
Total 9500 Other Expenses	**50,751.27**
Total Other Expenses	**$50,751.27**
NET OTHER INCOME	**$ -44,478.38**
NET INCOME	**$ -548,050.00**

Philosopher Foods

Profit and Loss
January - December 2023

	TOTAL
Income	
4000 Sales	
Ecomm Sales	
Amazon Sales	157,732.34
Faire Sales	44,459.93
Shopify Sales	237,595.25
Total Ecomm Sales	**439,787.52**
Farmer's Market	35,297.92
Wholesale	372,566.91
Shipping Income	11,452.35
Total Wholesale	**384,019.26**
Total 4000 Sales	**859,104.70**
4500 Deductions to Income	
Chargebacks/MCBs	-15,795.86
Discounts	-25,311.67
Sales Discount - Amazon	-449.42
Sales Discount - Faire	0.00
Sales Discount - Shopify	-4,535.76
Total Discounts	**-30,296.85**
Off Invoice	-150.80
Refunds	-4,918.81
Sales Refunds & Allowances - Amazon	-429.86
Sales Refunds & Allowances - Faire	-215.88
Sales Refunds & Allowances - Shopify	-1,007.09
Total Refunds	**-6,571.64**
Spoilage/Turnover	-1,478.88
Trade Spend	-2,954.40
Distributor Marketing	-44,207.35
EDLP	-327.08
Scanbacks/Promos	-4,326.74
Slotting	-653.06
Total Trade Spend	**-52,468.63**
Total 4500 Deductions to Income	**-106,762.66**
PayPal Sales	561.00
Shipping Income	18.00
Shipping Income - Amazon	392.23
Shipping Income - Faire	0.00
Shipping Income - Shopify	2,248.17
Total Shipping Income	**2,658.40**
Total Income	**$755,561.44**

Philosopher Foods

Profit and Loss
January - December 2023

	TOTAL
Cost of Goods Sold	
5000 Cost of Goods Sold	5,524.00
5005 Product Cost	177,177.65
COGS - Finished Goods	57,249.99
COGS - Labor Costs	50,412.57
COGS - Supplies & Materials	5,205.81
Total 5005 Product Cost	**290,046.02**
Freight In	780.44
Total 5000 Cost of Goods Sold	**296,350.46**
Inventory Shrinkage	4,923.00
Total Cost of Goods Sold	**$301,273.46**
GROSS PROFIT	**$454,287.98**
Expenses	
6000 Logistics & Fulfillment	
Freight Out	40,906.78
Merchant Account Fees	7,429.09
Shipping Charges - DTC	12,452.28
Warehouse & Fulfillment	97,819.42
Rent - Warehouse	2,765.88
Shipping Supplies	9,498.83
Wages - Fulfillment	43,530.00
Total Warehouse & Fulfillment	**153,614.13**
Total 6000 Logistics & Fulfillment	**214,402.28**
6500 Selling Expenses	
Commissions	1,874.26
Consultants - Sales	9,730.09
Wages - Sales	51,706.50
Total 6500 Selling Expenses	**63,310.85**
7000 Advertising & Marketing	1,149.56
Digital Media	2,022.34
Events & Tradeshows	20,861.47
General Marketing	36,199.54
Promotional & Printing	706.13
Total 7000 Advertising & Marketing	**60,939.04**
8000 General Administrative	
Bank Charges & Fees	6,723.47
Certifications	10,473.20
Dues & Subscriptions	4,774.83
Equipment - Non Asset	2,874.46

	TOTAL
Facility Expenses	188.46
Rent	22,659.68
Repairs & Maintenance	13,866.61
Utilities	10,078.74
Total Facility Expenses	**46,793.49**
Insurance	212.00
Licenses & Permits	5,094.54
Meals & Entertainment	1,605.33
Office Supplies	6,083.36
Payroll & Employee Related	
CalSavers Benefits	34.70
Contractors	32,022.86
Health Benefits	1,527.84
Owner's Pay	54,311.52
Payroll Processing Fees	1,480.77
Payroll Taxes	28,997.99
Training & Education	40.00
Wages - Admin	59,769.07
Wages - Management	15,269.31
Worker's Comp	6,528.42
Total Payroll & Employee Related	**199,982.48**
Professional Services	7,750.00
Accounting & Finance	58,199.47
Business Consultants	143,460.00
Legal Fees	3,289.00
Total Professional Services	**212,698.47**
Software Dues	22,562.64
Taxes & Licenses	12.00
Travel	14,159.62
Vehicle Expenses	2,923.21
Total 8000 General Administrative	**536,973.10**
8500 Research & Development	8,544.35
Research & Development - Contractors	13,762.48
Total 8500 Research & Development	**22,306.83**
PayPal Fees	483.81
Total Expenses	**$898,415.91**
NET OPERATING INCOME	**$ -444,127.93**
Other Income	
9000 Other Income	2,818.88
Credit Card Rewards	1,694.67
Other	1,202.43

Philosopher Foods

Profit and Loss

January - December 2023

	TOTAL
Rent & Utilities Income	11,215.47
Total 9000 Other Income	**16,931.45**
Total Other Income	**$16,931.45**
Other Expenses	
9500 Other Expenses	
Interest Paid	36,941.70
Total 9500 Other Expenses	**36,941.70**
Total Other Expenses	**$36,941.70**
NET OTHER INCOME	**$ -20,010.25**
NET INCOME	**$ -464,138.18**

Philosopher Foods

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-548,050.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	111,200.29
Allowance for Doubtful Accounts	-62,230.66
Inventory Asset:Finished Goods	-31,420.32
Inventory Asset:Packaging	-14,052.75
Inventory Asset:Raw Materials	-20,761.12
Inventory Asset:Shipping Supplies	-4,045.42
Inventory Asset:WIP	3,232.26
Prepaid Invoice	-2,195.00
Accounts Payable	55,689.93
Bank of America x6406	631.20
Chase Card x1764	-2,228.15
Citi - Credit Card (3707)	2,067.18
Skypoint x7858	19,717.83
Accrued Expense	0.00
Credit Key Loan	0.02
Deferred Revenue	-960.00
Due to Regenerative Foods	-42,000.00
Sales Tax Payable	8.94
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**12,654.23**
Net cash provided by operating activities	**$ -535,395.77**
INVESTING ACTIVITIES	
Machinery & Equipment	-45,656.31
Security Deposit	-12,000.00
Net cash provided by investing activities	**$ -57,656.31**
FINANCING ACTIVITIES	
CARE Notes-:Alpert - CARE Note	-50,000.00
CARE Notes-:Armigo - CARE note	9,673.41
CARE Notes-:Corsaro Family - CARE Note	-9,052.29
CARE Notes-:Dowdell - CARE note	-3,107.70
CARE Notes-:Friedlander - CARE Note #1	-51,553.85
CARE Notes-:Friedlander - CARE Note #2	48,245.30
CARE Notes-:Herzing - CARE Note	48,415.72
CARE Notes-:Raines Cohen - CARE note #1	-2,107.70
CARE Notes-:Raines Cohen - CARE note #2	24,189.60
CARE Notes-:Rhys Marsh - CARE note #1	-56,088.60
CARE Notes-:Rhys Marsh - CARE Note #2	46,229.26
CARE Notes-:Rhys Marsh - CARE Note #3	48,440.06
CARE Notes-:Rhys Marsh CARE Note #4	49,858.70
CARE Notes-:TSasque LLC - CARE Note	93,784.60
Convertible Notes:Dowdell - Convertible	26,000.00
Convertible Notes:Friedlander - Convertible	100,000.00

Philosopher Foods

Statement of Cash Flows

January - December 2024

	TOTAL
Convertible Notes:Green Spark Capital II LLC	25,000.00
Convertible Notes:Robert Eisenbach	10,000.00
Convertible Notes:Taryn Segal	25,000.00
Due to Lenders:Armigo	-971.20
Due to Lenders:Gemini Benefits Partner	-971.20
Due to Lenders:Mytels	-485.60
Due to Lenders:Ravenscroft	-971.20
Due to Lenders:Reynen	-836.80
Due to Lenders:Weidman	28,543.20
Due to Lenders:Weinstein	-485.60
Fermentorium Loan - Leaf	11,047.80
Forklift/Racking Loan - Leaf	16,954.27
Loan - Bank of America (Mercedes)	-7,462.24
Loan - Kiva	12,083.36
Pacific Community Ventures	-25,089.48
SBA 7a Loan - BOLT	82,000.00
Owner Contributions	-18,685.00
Owner Distributions	-348.16
Retained Earnings	-10,000.00
SAFE NOTES - TIG	7,500.00
Net cash provided by financing activities	**$474,748.66**
NET CASH INCREASE FOR PERIOD	**$ -118,303.42**
Cash at beginning of period	266,620.53
CASH AT END OF PERIOD	**$148,317.11**

Philosopher Foods

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-464,138.18
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-40,110.02
Inventory Asset	5,370.32
Inventory Asset:Finished Goods	40,982.45
Inventory Asset:Packaging	90.84
Inventory Asset:Raw Materials	-18,187.56
Inventory Asset:Shipping Supplies	561.75
Inventory Asset:WIP	-8,936.48
Accounts Payable	24,716.48
Bank of America x6406	8,945.99
Chase Card x1764	-1,959.71
Citi - Credit Card (3707)	3,000.00
Credit Key Loan	-32,200.16
Deferred Revenue	-880.98
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-18,607.08**
Net cash provided by operating activities	**$ -482,745.26**
INVESTING ACTIVITIES	
Machinery & Equipment	-5,975.00
Security Deposit	9,664.00
Net cash provided by investing activities	**$3,689.00**
FINANCING ACTIVITIES	
CARE Notes-:Alpert - CARE Note	50,000.00
CARE Notes-:Corsaro Family - CARE Note	50,000.00
CARE Notes-:Dowdell - CARE note	50,000.00
CARE Notes-:Friedlander - CARE Note #1	75,000.00
CARE Notes-:Raines Cohen - CARE note #1	50,000.00
CARE Notes-:Rhys Marsh - CARE note #1	100,000.00
Convertible Notes:Cienega Capital LLC	200,000.00
Convertible Notes:Frederick Smith	20,000.00
Convertible Notes:Green Spark Capital II LLC	25,000.00
Convertible Notes:Nicholas Tommarello - WeFunder Convertible Note #2	65,850.00
Convertible Notes:Nicholas Tommarello - WeFunder Convertible Note #3	-53,143.75
Convertible Notes:Nicolas Tommarello - WeFunder Convertible Note #1	26,100.00
Convertible Notes:The A Team Foundation	10,000.00
Due to Lenders:Armigo	-2,708.64
Due to Lenders:Gemini Benefits Partner	-3,611.52
Due to Lenders:Mytels	-1,354.32
Due to Lenders:Ravenscroft	-2,708.64
Due to Lenders:Reynen	-2,148.96
Due to Lenders:Weidman	-4,062.96
Due to Lenders:Weinstein	-1,354.32
EIDL	0.00

Philosopher Foods

Statement of Cash Flows

January - December 2023

	TOTAL
Loan - Bank of America (Mercedes)	-11,193.36
Loan - Kiva	-4,999.97
Pacific Community Ventures	-28,743.42
Opening Balance Equity	0.00
Owner Contributions	28,685.00
Owner Distributions	-125.67
SAFE NOTES - TIG	30,000.00
Net cash provided by financing activities	**$664,479.47**
NET CASH INCREASE FOR PERIOD	**$185,423.21**
Cash at beginning of period	81,197.32
CASH AT END OF PERIOD	**$266,620.53**

The Philosopher's Stoneground, Inc DBA Philosopher Foods
Statement of Changes in Equity

Accounts	2024	2023
Opening Balance Equity	$1,150,000.00	$1,150,000.00
Owner Contributions	$0.00	$28,748.42
Owner Distributions	($0.00)	($28,657.05)
SAFE Notes - TIG	($35,000.00)	($35,000.00)
Net Income	($548,050.00)	($464,138.18)
Total Equity	$1,452,924.00	$1,160,895.50

The Philosopher's Stoneground, Inc DBA
Philosopher Foods
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

The Philosopher's Stoneground, Inc DBA Philosopher Foods (the "Company") is a corporation organized on May 14, 2014 under the laws of California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.